Exhibit 99.1

PACIFIC HARBOUR CAPITAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2010

(Stated in Canadian Dollars)

PACIFIC HARBOUR CAPITAL LTD

To the Shareholders:

These unaudited interim financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussions and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED BALANCE SHEETS
June 30, 2010 and March 31, 2010
(Stated in Canadian Dollars)

	30-June-10 (unaudited)	31-Mar-10 (audited)
ASSETS:
Current:
Cash and cash equivalents	$3,123,831	$194,169
Marketable securities (Note 3a)	15,250	20,000
Prepaid expenses and deposits	12,570	21,266
	3,151,651	235,435
Investments (Note 3b)	100,056	100,056
Capital assets, net (Note 4)	8,669	9,269
	$3,260,376	$344,760

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$38,574	$24,644

SHAREHOLDERS' EQUITY
Capital stock (Note 5)	10,586,166	7,616,876
Contributed surplus (Note 5cii)	422,733	422,733
Deficit	(7,787,097)	(7,719,493)
	3,221,802	320,116

	$3,260,376	$344,760

APPROVED BY THE DIRECTORS:

“Thomas Pressello” , Director	“Michael Reynolds”, Director
Thomas Pressello	Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
For the First Quarter Ended June 30, 2010 and 2009
(Unaudited)
(Stated in Canadian Dollars)

		2010	2009
Revenues
Administration services and rent- Note 6		-	-
General and administrative expenses – Schedule I		(63,709)	(58,676)
Income (Loss) before other items		(63,709)	(58,676)
Other items:
Investment income		855	2,550
Foreign exchange gain (loss)		-	-
Unrealized gain (loss) on marketable securities		(4,750)	6,393
		(3,895)	8,943

Net Income (Loss) and comprehensive income (loss) for the period		(67,604)	(49,733)

Deficit, beginning of the period		(7,719,493)	(7,465,755)

Deficit, end of the period		$(7,787,097)	$(7,515,488)

Basic and diluted income (loss) per share	$	(0.01)	$(0.01)
Weighted average number of shares outstanding		9,658,659	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the First Quarter Ended June 30, 2010 and 2009
(Stated in Canadian Dollars)

	2010	2009
Operating Activities
Net income (loss) for the period	$(67,604)	$(49,733)
Non-cash items:
Amortization	600	824
Unrealized gain or loss on marketable securities	4,750	(6,393)
Stock-based compensation	-	-
Net change in non-cash working capital balances:
Prepaid expenses	8,696	8,504
Accounts payable	13,930	(884)
	(39,628)	(47,682)
Financing Activities
Private placement, net of share issue cost	2,969,290	-
	2,969,290	-
Investing Activities
Investments and marketable securities	-	-
Purchase of equipment	-	-
	-	-

Change In cash during the Period	2,929,662	(47,682)

Cash , Beginning Of Period	194,169	454,974

Cash , End Of Period	3,123,831	407,292

Cash is comprised as follows:
Cash	46,515	41,909
Money market investments	-	-
Term deposits	3,077,316	365,383
	$3,123,831	$407,292

SEE ACCOMPANYING NOTES

Schedule I
PACIFIC HARBOUR CAPITAL LTD.
CONSOLIDATED SCHEDULES OF
GENERAL AND ADMINISTRATIVE EXPENSES
For the First Quarter Ended June 30, 2010 and 2009
(Stated in Canadian Dollars)

	2010	2009
General and administrative expenses

Amortization –capital assets	600	824
Audit fees	-	-
Bank charges	188	95
Consulting and management salaries	6,000	6,000
Corporate administration	6,555	6,555
Filing and regulatory fees	750	273
Legal and professional fees	627	1,446
Licence and insurance	2,084	2,043
Office and general	3,046	2,270
Rent and utilities	24,196	24,109
Shareholder information and investor relations	-	-
Stock-based compensation	-	-
Transfer agent fees	1,424	590
Travel and promotion	-	(3,736)
Wages and benefits	18,239	18,207
	63,709	58,676

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Stated in Canadian Dollars)

Note 1	Nature of Operations and Continuance of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act. Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board. The Company is in the business of providing administration services to public companies and is actively searching for other business opportunities.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. During the quarter the Company recorded a net loss of $67,604 and has incurred cumulative losses of $7,787,097 since inception. The operations of the Company have been primarily funded by the issuance of common shares. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the Company’s ability to continue. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2	Significant Accounting Policies

These consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarised below:

a)	Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 2
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

b)	Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The significant areas requiring the use of management estimates relate to the determination of impairment of the carrying value of investments, fair value of stock based compensation and future income tax assets and the related valuation allowance.

d)	Financial Instruments

The Company has made the following designations of its financial instruments: cash and cash equivalents and marketable securities as held-for-trading; investments as available for sale; accounts payable as other financial liabilities. Investments are measured as historical cost and not at fair value as the fair value cannot be reasonably established due to the absence of a market price.

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862-“Financial Instruments-Disclosure” requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:

1.	Level 1- fair values are based on quoted prices (unadjusted) in active markets for identical assets and liabilities.
2.

Level 2- fair values are based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

3.	Level 3-Applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Financial instruments classified as level 1 include cash and cash equivalents and marketable securities.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 3
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

e)	Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment	30% declining balance
Office furniture	20% declining balance
Software	50% declining balance

f)	Revenue Recognition

Administrative services and rent are recorded when the services are provided. The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the title of the land. Investment income is recorded in the year earned.

Marketable securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

g)	Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

For the quarter ended June 30, 2010, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 41,134,028 were not included in the computation of loss per share because their effect was anti-dilutive.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 4
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

h)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at the exchange rates in effect at the time of acquisition. Revenues and expenses are translated at the average exchange rate in effect during the period. Realized and unrealized foreign exchange gains and losses are included in earnings.

i)	Stock-Based Compensation Plan

The Company records all stock option awards at fair value as determined using the Black-Scholes option pricing model. All stock awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

j)	Future Accounting Policies

International Financial Reporting Standard (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. The first reporting fiscal year for the Company using IFRS will be for the year starting April 1, 2011. The Company has assessed the impact of the adoption of IFRS for 2011 and concluded that currently there would be no significant impact to financial reporting and accounting systems.

Other

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 5
(Stated in Canadian Dollars)
(Unaudited)

Note 2	Significant Accounting Policies- (cont’d)

“Non-Controlling Interests”. Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements”. The adoption of Section 1582 and collectively 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard IAS 27 “Consolidated and Separate Financial Statements” respectively. The impact of adopting these new standards has not yet been assessed and cannot be estimated at this time

Note 3	Marketable Securities and Investments

Holdings of marketable securities and investments as at June 30, 2010 and March 31, 2010 are as follows:

a)	Marketable Securities:

	June 30, 2010			March 31, 2010
Investee	Number of Shares	Fair Market Value	Cost	Number of Shares	Fair Market Value	Cost

Baja Mining Corp.	25,000	$15,250	$16,494	25,000	$20,000	$16,494
Minerra Resource Corp	100,000	-	21,000	100,000	-	21,000

		$15,250	$55,264		$20,000	$55,264

b)	Investments:

	June 30, 2010				March 31, 2010
Investee	Number of Shares		Fair Market Value	Cost	Number of Shares		Fair Market Value	Cost

Yellowhead Mining Inc.	125,000	$	N/A	$50,000	125,000	$	N/A	$50,000
Ethoca Solutions Inc.	1,823		N/A	50,056	1,823		N/A	56,056

		$	N/A	$100,056		$	N/A	$100,056

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 6
(Stated in Canadian Dollars)
(Unaudited)

Note 4	Capital Assets

			June 30 2010	March 31 2010
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	39,551	34,487	5,064	5,475
Office Furniture	20,635	17,030	3,605	3,794
Software	4,170	4,170	-	-

	64,356	55,687	8,669	9,269

Note 5	Share Capital

a)	Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b)	Issued:	Number	Amount
	Balance, March 31, 2010 and 2009	7,247,703	$7,616,876
	Private placement, net of issue cost	40,000,000	2,969,290
	Balance, June 30, 2010	47,247,703	$10,586,166

On June 9, 2010, the Company completed a private placement and issued 40,000,000 common share units at a price of $0.075 per unit for gross proceeds of $3,000,000. Each unit consisted of one common share and one transferable share purchase warrant exercisable into one share at a price of $0.10 per share for a period of two years following issuance. The Company incurred cash share issue costs in the amount of $30,711 in connection with the private placement.

c)	Commitments:

i)	Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 20% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 7
(Stated in Canadian Dollars)
(Unaudited)

Note 5	Share Capital- (cont’d)

Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Weighted Average Exercise Price
Outstanding and exercisable at March 31, 2010	1,134,028	$0.24
Granted	-

Outstanding as at June 30, 2010	1,134,028	$0.24

On June 30, 2010 there were 1,134,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
477,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013

1,134,028

During the quarter ended June 30, 2010, a compensation charge of $Nil (June 2009:$Nil) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

	Quarter Ended	Year Ended
	June 30, 2010	March 31, 2010
Risk-free interest rate	-	-
Expected dividend yield	-	-
Expected stock price volatility	-	-
Expected stock option life	-	-

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 8
(Stated in Canadian Dollars)
(Unaudited)

Note 5	Share Capital- (cont’d)

ii)	Contributed Surplus

2010
Balance, March 31, 2010	422,733
Fair value of option granted	-
Balance, June 30, 2010	422,733

iii)	Share Purchase Warrants

As at June 30, 2010 the Company has 40,000,000 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Shares	Exercise Price	Expiry Date
40,000,000	$0.10	June 09, 2012

Note 6	Related Party Transactions

For the quarter ended June 30, 2010 and 2009, the Company was charged the following expenses by directors or companies with common directors:

	2010	2009

Administration recovery	-	-
Management fees and salaries	6,000	6,000
	6,000	6,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7	Commitments

The Company is committed to an operating lease for office space until January 1, 2011. Estimated future minimum payments under the lease are $50,070.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 9
(Stated in Canadian Dollars)
(Unaudited)

Note 8	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 9	Capital Risk Management

The Company’s capital includes share capital and cash. The Company manages its capital to safeguard the entity’s ability to continue as a going concern in order to continue operations and provide returns to shareholders.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.

To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital risk management has not changed during the quarter ended June 30, 2010.

Note 10	Management of Financial Risk

The principal financial instruments used by the Company are as follows:

  Cash and cash equivalents

  Marketable securities

  Investments

  Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Pacific Harbour Capital Ltd.
Notes to the Consolidated Financial Statements
June 30, 2010– Page 10
(Stated in Canadian Dollars)
(Unaudited)

Note 10	Management of Financial Risk- (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and companies. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments.